Exhibit 99.1

Höegh LNG Partners LP Announces Results of 2022 Annual Meeting and Changes to its Board of Directors

06/09/2022

HAMILTON, Bermuda, June 9, 2022 /PRNewswire/ -- Höegh LNG Partners LP (the “Partnership”) (NYSE: HMLP) advises that its 2022 Annual Meeting was held on June 9, 2022 at 4:00 P.M. local time at Appleby, Canon’s Court, 22 Victoria Street, Hamilton, HM 12 Bermuda. At the 2022 Annual Meeting, a resolution was passed to elect Carlo Ravizza as a Class IV Director of the Partnership, whose term will expire at the 2026 Annual Meeting of Limited Partners.

The Partnership also advises that Tonesan Amissah has resigned as a director of the Board of Directors of the Partnership (the “Board”), effective as of the closing of the 2022 Annual Meeting (the “Effective Time”). Timothy Faries has been appointed by the general partner of the Partnership to fill the vacancy created by the resignation of Ms. Amissah as an appointed director of the Board, such appointment to be effective as of the Effective Time.

Timothy Faries is a partner of Appleby (Bermuda) Limited in the Corporate department and a member of the Insurance team. Mr. Faries was Bermuda Office Managing Partner from 2015-2021. Mr. Faries is also Chief Executive Officer of Appleby Global Corporate Services. He has extensive experience of public and private insurance company capital raising and M&A activity, public listings on US, UK and European securities exchanges, the establishment and licensing of alternative risk financing vehicles such as cat bonds, ILWs and other insurance-linked securities and captive insurance companies in established and emerging markets.

Contact:

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438  www.hoeghlngpartners.com

SOURCE Hoegh LNG Partners LP